Exhibit (a)(1)(K)

AMENDED AND RESTATED

OFFER TO PURCHASE FOR CASH

All Outstanding Shares of Common Stock

(Including the Associated Preferred Stock Purchase Rights)

of

Take-Two Interactive Software, Inc.

at

$25.74 Net Per Share in Cash

by

EA08 Acquisition Corp.

a wholly-owned subsidiary of

Electronic Arts Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON FRIDAY, MAY 16, 2008, UNLESS THE OFFER IS EXTENDED.

April 18, 2008

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

EA08 Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of Electronic Arts Inc., a Delaware corporation (“Electronic Arts”), is offering to purchase all the issued and outstanding shares of common stock, par value $.01 per share, and the associated preferred stock purchase rights (together, the “Shares”), of Take-Two Interactive Software, Inc., a Delaware corporation (“Take-Two”), at a price of $25.74 per Share net to the seller in cash (subject to applicable withholding taxes), without interest thereon, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated April 18, 2008 (the “Amended and Restated Offer to Purchase”) and the related Amended and Restated Letter of Transmittal (which, together with the Amended and Restated Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients in whose accounts you hold Shares registered in your name or in the name of your nominee.

The Offer is subject to certain conditions contained in the Amended and Restated Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. Amended and Restated Offer to Purchase dated April 18, 2008;

2. Amended and Restated Letter of Transmittal, including a Substitute Form W-9, for your use in accepting the Offer and tendering Shares on behalf of your clients and for the information of your clients;

3. Amended and Restated Notice of Guaranteed Delivery, to be used to accept the Offer if the Shares and all other required documents are not immediately available or cannot be delivered to U.S. Bank National Association, the Depositary for the Offer, prior to the expiration of the Offer or if the procedure for book-entry transfer cannot be completed prior to the expiration of the Offer;

4. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

5. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

6. Return envelope addressed to the Depositary.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights expire at 11:59 p.m., New York City time, on Friday, May 16, 2008, unless the Offer is extended.

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the share certificates representing such Shares or timely Book-Entry Confirmation (as defined in the Amended and Restated Offer to Purchase) of the book-entry transfer of such Shares (if such procedure is available), into the Book-Entry Transfer Facility (as defined in the Amended and Restated Offer to Purchase), pursuant to the procedures set forth in “The Offer—Section 3—Procedure for Tendering Shares” of the Amended and Restated Offer to Purchase; (ii) the Letter of Transmittal (or a facsimile thereof) (whether the original Letter of Transmittal or the Amended and Restated Letter of Transmittal, as described in further detail in, and permitted by, the Amended and Restated Offer to Purchase), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in the Amended and Restated Offer to Purchase); and (iii) any other documents required by the Amended and Restated Letter of Transmittal.

If holders of Shares wish to tender, but it is impracticable for them to forward their certificates or other required documents prior to the expiration of the Offer, a tender may be effected by following the guaranteed delivery procedure described in “The Offer—Section 3—Procedure for Tendering Shares” of the Amended and Restated Offer to Purchase.

Purchaser will not pay any fees or commissions to any broker, dealer or other person (other than the Dealer Manager, the Depositary and the Information Agent as described in the Amended and Restated Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay any stock transfer taxes incident to the transfer to it of validly tendered Shares, except as otherwise provided in Instruction 6 of the Amended and Restated Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the address and telephone number set forth on the back cover of the Amended and Restated Offer to Purchase.

Very truly yours,

EA08 Acquisition Corp.

Nothing contained herein or in the enclosed documents shall constitute you or any other person as the agent of Purchaser, Electronic Arts, the Information Agent, the Depositary or any affiliate thereof, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained therein.